INDEX TO EXHIBITS

Exhibit
Number            Description

20.1              Press release dated July 3, 2002


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                                                                    EXHIBIT 20.1


                                                          Contact: Mitch Francis
                                                               Cinema Ride, Inc.
                                                                    818/761-1002

For Immediate Release

               Cinema Ride, Inc. Closes its New Jersey Facility and Will Seek to Relocate It to Las Vegas, Nevada

STUDIO CITY, CALIFORNIA. July 3, 2002 -- Cinema Ride, Inc. (OTCBB: MOVE) announced the closing of its New Jersey ride facility located at the Jersey Gardens Mall in Elizabeth, New Jersey, as a result of unsatisfactory revenue production and a dispute with the landlord over expense increases. The New Jersey ride facility was closed in late June 2002, and accounted for approximately $156,000 or 13.77% of consolidated revenues for the six months ended June 30, 2002.

Mitch Francis, Chairman and CEO stated, "We had an excellent facility in New Jersey that continually underperformed relative to our revenue objectives. When the landlord imposed an expense increase of approximately 93%, we had no alternative but to vacate the premises and attempt to move our equipment to a more profitable location."

Mr. Francis added, "Our flagship facility is located at the Forum Shops at Caesars Palace in Las Vegas, Nevada, and continues to perform well. Our national operations and maintenance staff are also located in Las Vegas. In recognition of the unique market potential of Las Vegas as a growing, year-round tourist attraction, coupled with potential management efficiencies, we are now pursuing opportunities to open another Las Vegas ride facility in order to utilize the New Jersey equipment. Although such a move will take several months to accomplish, we believe that such a move, if successful, will result in improved revenues and operating profitability."

Cinema Ride, Inc. develops, owns and operates motion simulation theater attractions at leading destination tourist sites in the United States and Canada. The Company's fifteen seat motion simulation capsules feature six-axis, military-quality flight simulator hardware that are computer-programmed to move in concert with action viewed on a motion picture screen. The Company's facilities were the first to feature 3-D ride films and utilize the Company's patented 3-D technology. The Company's library includes such titles as Atlantis Submarine Race, Runaway Coasters, Haunted Graveyard Run and Warren Miller's Ski Ride.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:



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This news release contains "forward-looking" statements, which are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. The forward-looking statements in this news release are subject to risks and uncertainties that could cause actual results to differ materially from those results expressed in or implied by the statements contained herein. The Company undertakes no obligations to revise or update any forward-looking statements contained herein in order to reflect events or circumstances that may arise after the date of this news release.